

S)N

16021282

Mail Processing Section

JUN 09 2016

Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-30714

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2015 (MM/DD/YY) AND ENDING 03/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Twenty-First Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Richard Ainsberg (201) 418-6017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

465 South Street	Morristown	NJ	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Twenty First Securities Corporation, as of the year ended March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

PATRICIA CASEY
Notary Public, State of New York
No. 01CA6020629
Qualified in Nassau County
Certificate Filed In New York County
Commission Expires 3/1/19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Twenty-First Securities Corporation
Index
March 31, 2016

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of Twenty-First Securities Corporation

We have audited the accompanying statement of financial condition of Twenty-First Securities Corporation (the "Company"), as of March 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of March 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 8 to the financial statements, the Company is subject to a penalty under IRC Section 6707, which if assessed, could cause there to be significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified with respect to this matter.

WithumSmith+Brown, PC

June 6, 2016

TWENTY-FIRST SECURITIES CORPORATION
Statement of Financial Condition
March 31, 2016

ASSETS	
Cash	$ 68,139
Receivables from broker-dealers	289,675
Receivable from a related party	331,609
Deposit with clearing organization	100,000
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $591,513)	11,715
Prepaids and other assets	202,087
Total assets	$ 1,003,225
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$ 148,310
Commissions payable	7,984
Total liabilities	156,294
STOCKHOLDER'S EQUITY	
Common stock, no par value, at stated value, 500 shares voting and 500 shares nonvoting authorized, 500 shares voting and 0 shares nonvoting issued and outstanding	50,000
Additional paid-in capital	2,610,592
Accumulated deficit	(1,813,661)
Total stockholder's equity	846,931
Total liabilities and stockholder's equity	$ 1,003,225

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Twenty-First Securities Corporation (the "Company") is a broker-dealer that provides investment strategies and execution services for its corporate, institutional and high net-worth clients. The Company is a registered broker-dealer with the Securities and Exchange Commission and Financial Industry Regulatory Authority. The Company clears its securities transactions on a fully disclosed basis through other broker-dealers (the "Clearing Brokers"). All of the common stock of the Company is owned by Twenty-First Holdings, Inc. (the "Parent"), which is wholly owned by the president of the Company.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP")

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in these financial statements.

Cash

Cash consists of a checking account held with one nationally recognized bank, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per legal entity.

Revenue Recognition

Interest and short fee income represent revenue earned based upon clients' balances and positions held at the Clearing Brokers and other broker-dealers. This revenue is generally recognized on an accrual basis. Commissions are recognized on a trade-date basis. Referral fees are earned when the referred transaction has been executed.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are depreciated using the double declining-balance method. Computer software is depreciated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized using the straight-line method over the shorter of the life of the lease or estimated useful life of the improvements.

2. INCOME TAXES

The Company is included in the Parent's consolidated Federal and combined New York State and local income tax returns. The Company computes its income tax provision on a separate-return basis.

The Company utilizes the asset and liability method for accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

The total provision for income taxes included in the Statement of Financial Condition of $4,255 results primarily from current state and local taxes. As of March 31, 2016 the Company had approximately $753,000 of federal net operating losses available to offset future taxable income on the consolidated return of its Parent. The net operating loss will begin to expire in the year 2029 and is the primary driver of the Company's deferred tax asset. The Company has recorded a valuation allowance against its deferred tax assets as management does not believe that it is more likely than not that the deferred tax assets will be realized.

As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For the year ended March 31, 2016, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within 12 months of the reporting date.

3. COMMITMENTS

Operating Leases

The Company's current lease for its office space in New York City expires in January 2017. At March 31, 2016, future minimum payments for this lease were as follows:

Fiscal Years Ending March 31:	
2017	180,964
Total	$ 180,964

In addition to the minimum lease payments set forth above, the lease contains a provision for escalations based upon certain costs incurred by the lessor.

Total rent expense for the year ended March 31, 2016 was $237,617.

4. TRANSACTIONS WITH AFFILIATED COMPANIES AND OTHER RELATED PARTIES

The Company has various affiliates to which it provides operational and administrative services at no charge. In the normal course of business, the Company advances funds to its Parent on a noninterest-bearing basis. There were no receivables from the Parent at year end.

Included in receivable from a related party is a non-interest bearing advance of $201,044 payable on demand and a $66,000 note plus accrued interest at a rate of 4.46% to a senior executive of the Company payable on demand.

Such amounts are deducted from regulatory net capital as nonallowable assets.

5. CONCENTRATIONS OF CREDIT RISK

Pursuant to its clearing contracts with its Clearing Brokers, the Company is liable for bad debts of any clients introduced by the Company to its Clearing Brokers. As of March 31, 2016, there were no material bad debts from clients introduced by the Company to its Clearing Brokers.

6. NET CAPITAL REQUIREMENTS

The Company as a registered broker-dealer is subject to the minimum net capital requirements of Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Rule requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At March 31, 2016, the Company's net capital and excess net capital were $286,901 and $276,481, respectively, and the Company's aggregate indebtedness to net capital ratio was .54 to 1. The Company is exempt from the provisions of Rule 15c3-3 of the Exchange Act under paragraph (k)(2)(ii).

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date that the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

8. CONTINGENCIES

In November 2015 the Internal Revenue Service notified the Company of their intention to assess a penalty under IRC Section 6707. This penalty, if assessed, would be significant to the Company and could cause there to be significant doubt about the Company's ability to continue as a going concern. Although the Company's attorneys have advised that an appeal should be granted, the outcome is not certain.

* * * * * *